N E W S R E L E A S E

October 4, 2016

Nevsun Announces Commercial Production on Bisha Zinc Expansion

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) is pleased to announce that the Bisha Mine in Eritrea has declared commercial production for the zinc expansion with the successful commissioning of its new zinc flotation plant effective October 1, 2016. Since commissioning commenced in June 2016, the existing copper circuit and the new zinc circuit have produced approximately 40,000 tonnes of commercially saleable zinc concentrate.

Nevsun’s President, Cliff Davis, stated, “We are pleased to have reached this major milestone.  The start of our zinc concentrate production coincides with the recent rally in zinc prices in 2016 and a decline in spot treatment charges for zinc concentrates.  In terms of copper production, we are expediting work to increase the quality of the copper circuit product and resolve certain metallurgy challenges when processing the highly variable primary ore materials. The concentrate produced from the copper circuit is currently considered “bulk con” which while saleable is not of a quality that would normally be acceptable as a copper concentrate for most copper smelters. The complex mineralogy of portions of the primary ore mined from the Bisha main pit to date has prevented successful clean separation of the copper and zinc ores on a consistent basis so as to produce saleable copper concentrate in any meaningful quantities. Test work with the assistance of external specialists is on-going with continued efforts to resolve before the end of 2016.”

Throughout September, the processing plant has operated consistently in a manner intended by the Bisha Mine, achieving targeted metrics for plant throughput, including successful mechanical and electrical operations, with the production of saleable bulk and zinc concentrates.  As noted above, both the existing copper and zinc circuits are producing concentrates, but due to the high zinc content reporting to both circuits, both products are being marketed as zinc concentrate.  The transportation logistics from the mine site to the Massawa port continue to function well and the Bisha Mine has made three ocean shipments of concentrate in September for sales totalling approximately US$21 million.

Production and selling costs, offset by the associated sales proceeds, for concentrates produced during the pre-commercial production period will be capitalized against the build cost.  The build cost of the zinc plant was approximately US$77 million, compared to a budget of US$100 million.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has nine years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet, no debt and pays a peer leading quarterly dividend. Nevsun is well positioned to grow shareholder value through exploration at Bisha and the newly acquired Serbian assets that include the high-grade copper-gold Timok Project.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, ”hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the timing and success of improving the quality of the copper circuit product by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from the copper circuit; (x) the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all; and other risks are more fully described in the Company’s Management Information Circulars dated

May 18, 2016 with respect to the proposed arrangement between Reservoir Minerals Inc. and Nevsun, and the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com